Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of Clear Channel Worldwide Holdings, Inc. for the registration of $735,750,000 6.5% Series A Senior Notes due 2022 and $1,989,250,000 6.5% Series B Senior Notes due 2022 and to the incorporation by reference therein of our reports dated February 19, 2013, with respect to the consolidated financial statements and schedule of Clear Channel Outdoor Holdings, Inc., and the effectiveness of internal control over financial reporting of Clear Channel Outdoor Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

June 4, 2013

/s/ Ernst & Young LLP